Filed by: Marathon Oil Corporation

Pursuant to Rule 425 under the

Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Marathon Oil Corporation

Commission File No.: 001-05153

The following was made available to Marathon Oil Corporation employees on June 20, 2024:

Note: The information below is summary information only, and the terms and conditions of all applicable plan documents, agreements, policies and programs will control. Nothing contained herein should be construed to constitute legal or tax advice. For purposes of these questions, we have assumed the planned acquisition of MRO by ConocoPhillips will close in 2024, subject to receipt of required regulatory approvals and satisfaction or waiver of other closing conditions, but the fact and timing of the closing of the transaction is not guaranteed. Marathon Oil reserves the right to amend, change or terminate any of its compensation and benefit plans, programs or policies at any time and in its discretion.

Frequently Asked Questions – Round 2

Dear MRO Team,

This second publication of FAQs (Round 2 FAQs) addresses questions that employees of Marathon Oil have asked. If you are a Marathon Oil employee and have submitted a question, and it is not addressed in these Round 2 FAQs, we ask for your continued patience. Many questions are being received and are being compiled and reviewed. To the extent that we are able to answer, we will endeavor to do so as quickly as we can.

If you have any additional questions or need further clarification, US employees, please use the AskHR ticketing system, and EG employees, please contact your local HR in EG.

The information below is summary information only, and the terms and conditions of all applicable plan documents, agreements, policies and programs will control. For purposes of these questions, we have assumed the pending acquisition will close in the 4th Quarter of 2024, subject to shareholder and regulatory approvals and satisfaction or waiver of other closing conditions, but the fact and timing of the closing of the transaction is not guaranteed.

Please note: Marathon Oil contractor questions are not addressed in our employees’ FAQs. Any inquiries contractors have must be directed to and addressed by their employer.

Integration and Planning

1.	When I submit a ticket into AskHR, will I get a direct response?

If you submit a ticket that is related to the transaction, your question will generally be included in the FAQs that will be posted on theWAVE in regular intervals to the extent that we can answer it. The FAQs need to go through a review process, which includes review by external legal counsel and review by ConocoPhillips, so you should expect that this process will take time. Although we are committed to ensuring communications are timely, please be patient as we respond to the large volume of questions that have been received and ensure that the correct responses are provided. Also, before submitting questions, please thoroughly review the published FAQs.

2.	If my counterparts from ConocoPhillips reach out to me to discuss the transition, what should I do?

It is important that both companies continue to operate independently until the transaction closes, and you should continue to treat ConocoPhillips as you did prior to the announcement. Do not reach out to your ConocoPhillips counterparts or share information that you wouldn’t have before the transaction was announced unless specifically requested to do so by a member of the legal team or MRO integration planning team. Do not coordinate any business or operational activities with ConocoPhillips. If a ConocoPhillips counterpart does reach out to you, you should direct them to the ConocoPhillips integration planning team.

Transaction Details

3.	What will happen to Marathon Oil Corporation and its subsidiaries upon closing of the transaction?

At the time of the closing of the transaction:

•	Marathon Oil Corporation (MRO) will become a wholly owned subsidiary of ConocoPhillips;

•	MRO will no longer have publicly traded common stock; and

•	MRO’s subsidiaries will still be subsidiaries of MRO, with ConocoPhillips as the ultimate parent company.

Benefit and Compensation Protections under the Agreement Between ConocoPhillips and MRO

4.	If I am employed by Marathon Oil at the time of the closing and remain employed with ConocoPhillips or any of its subsidiaries after the closing, what will happen to my compensation and benefits?

The merger agreement provides:

•	For one year following the closing of the transaction, and while you remain employed by ConocoPhillips or any of its subsidiaries, you will be provided with the following:

•

Base compensation (salary or wages, as applicable) no less than what it is immediately prior to the closing of the transaction (however, you may voluntarily agree in writing to a total compensation package that includes lower base compensation);

•	Annual cash bonus target and long-term incentive (LTI) target, if applicable, in each case no less than what those are immediately prior to closing of the transaction; and

•

Employee benefits that are substantially comparable in the aggregate to those provided to you immediately prior to the closing of the transaction. For this purpose, employee benefits include, if applicable, the cash balance benefit under the Retirement Plan of Marathon Oil Company (Retirement Plan) and defined contribution retirement plan participation, but exclude any other defined benefit pension and any change in control and other severance benefits.

•

Additionally, for at least one year following the closing of the transaction, ConocoPhillips has agreed to maintain the cash balance benefit under the Retirement Plan without reduction or any material changes except as required for compliance with tax qualification or other requirements under applicable law.

•	See the Q&As under the heading “Severance Benefits under the Marathon Oil Company Change in Control Severance Benefits Plan” for information about post-closing severance benefits.

5.	Is location premium/uplift included in base compensation that is protected for one-year post-close as described in Q&A 4 above?

No. Location premiums/uplifts are not considered base compensation and, therefore, are not protected as part of the base compensation protection described in Q&A 4 above.

6.	Where can I find my annual cash bonus and LTI targets?

In Employee Central, they may be found on your most recent Pay for Performance Statement under “My Documents.” Individuals hired in 2024 may refer to their offer letter.

7.	Will our service with Marathon Oil be recognized under ConocoPhillips benefit plans?

The merger agreement provides:

•

If you remain employed by ConocoPhillips or any of its subsidiaries after the closing date of the transaction, for purposes of vesting and eligibility to participate under ConocoPhillips’ benefit plans, you will be given credit for your service with Marathon Oil prior to close to the same extent and for the same purposes that your service was taken into account under a corresponding Marathon Oil benefit plan immediately prior to close. Note that service with Marathon Oil generally does not mean service with prior employers that are not related to Marathon Oil, except for certain entities for which Marathon Oil provided prior service credit recognition in connection with merger and acquisition activity.

•

In addition, if you remain employed by ConocoPhillips or any of its subsidiaries after the closing date of the transaction, for purposes of determining level of benefits under any ConocoPhillips vacation, paid time off policies, severance plans and policies and disability plans and policies in which you may be eligible to participate after the closing of the transaction, you will be given credit for your service with Marathon Oil prior to close to the same extent and for the same purposes that such service was taken into account under a corresponding Marathon Oil benefit plan immediately prior to close (other than to the extent it would result in duplication of benefits). Note that service with Marathon Oil generally does not mean service with prior employers that are not related to Marathon Oil, except for certain entities for which Marathon Oil provided prior service credit recognition in connection with merger and acquisition activity.

8.

Are there any post-close protections for the retiree health and life insurance benefits offered to retirees who meet the applicable eligibility requirements under the Marathon Oil Company Retiree Health and Welfare Plan (Retiree H&W Plan)?

The merger agreement provides, upon closing of the transaction and at least through December 31, 2025, ConocoPhillips will maintain retiree health and life insurance benefits for those individuals who are participants in the retiree health and life insurance benefits under the Retiree H&W Plan immediately prior to the closing of the transaction, as well as for those individuals who become eligible to participate in the retiree health and life insurance benefits under the Retiree H&W Plan during the period between closing and December 31, 2025.

Severance Benefits under the Marathon Oil Company Change in Control Severance Benefits Plan

9.	Where can I find the Marathon Oil Company Change in Control Severance Benefits Plan (Change in Control Severance Benefits Plan or Plan)?

The Change in Control Severance Benefits Plan can be found at www.mrobenefits.com under “Additional Benefits” at the “Severance Plan” link.

10.	Can you provide a summary of how to calculate the severance benefit payments under the Change in Control Severance Benefits Plan?

Severance Calculation

The following is intended to provide eligible employees with an overview of how to calculate severance under the Change in Control Severance Benefits Plan. However, please be aware that there are nuances and specific details in the Plan document that are not fully captured by this overview. These nuances can affect eligibility and determination of the final severance amount. Therefore, the amount you calculate using this overview should not be considered a final amount if you are eligible for severance. The Plan document terms control in the event of any discrepancies.

I.	Calculate your Annual Base Compensation

Exempt Employees:

Annual Base Compensation = (Current Monthly Base Salary x 12.84) + Highest Annual Bonus Paid for the Last 3 Years*

Non-Exempt/Hourly Employees:

Annual Base Compensation = ((Current Annual Base Pay + Overtime Pay for previous 12 months)/12) X 12.84 + Highest Annual Bonus Paid for the Last 3 Years*

*	Immediately prior to separation from service or, if higher, closing.

II.	Calculate your Weekly Base Compensation

Weekly Base Compensation = Annual Base Compensation/52

III.	Calculate your Severance

The higher of these options:

a) Severance = Weekly Base Compensation x 4 x Credited Years of Service (years of credited service rounded up for partial years of service)*

or

b) Severance = Weekly Base Compensation x 4 x (Annual Base Compensation/$10,000) (the ratio of annual base compensation to $10,000 rounded up to the nearest tenth)*

*	Minimum of 39 times Weekly Base Compensation and maximum of 104 times Weekly Base Compensation.

IV.	COBRA Benefit

In addition, if you qualify for eligibility as a participant under the Plan, you will also be eligible under the Plan for a lump-sum cash payment equal to 12 x the monthly COBRA Rate in effect at the time of your separation from service for the level of medical, prescription drug, dental and/or vision coverage in which you participated immediately prior to your separation from service. This cash payment will be added to the severance amount determined under steps I. – III. above.

11.	Can the Change in Control Severance Benefits Plan be changed by ConocoPhillips after the closing of the transaction?

The Change in Control Severance Benefits Plan may not be terminated or amended in a manner that is adverse to employees for a period of two years following closing of the transaction.

12.	How will severance under the Change in Control Severance Benefits Plan be paid, and can it be deferred?

Severance will be paid to eligible employees who have a qualifying termination in a lump-sum cash payment within 74 days after the eligible employee’s separation from service date. In the event of death after a qualifying separation, the timing of payment is different when made to an estate instead of a beneficiary. Payment is contingent upon timely execution of, and not revoking, the required waiver and release agreement. The waiver and release must be signed and returned by the date specified in the release or, if earlier, the 45th day following the separation from service date. Please see Section 10 of the Plan for additional details. Payment timing will comply with the Change in Control Severance Benefits Plan. Employees may not defer the timing of the payment.

13.	Why is the severance not being paid until 74 days after closing?

As summarized in the preceding Q&A, the 74-day time period is based on timing of an employee’s qualifying termination from employment and not timing of closing. The law requires that certain eligible employees must have up to 45 days after a qualifying termination to execute and return the required waiver and release agreement, and then have a seven-day period to revoke that agreement. The 74-day period takes these timeframes into account. We anticipate employees eligible for severance under the Plan will receive the severance payment within approximately three weeks following timely receipt of the signed waiver and release agreement, provided the waiver and release agreement is not revoked, but not later than the 74-day period. Note that there is a different payment timing in the event of death when payable to an estate rather than a beneficiary.

14.	Is the lump-sum cash COBRA Benefit* payment under the Change in Control Severance Benefits Plan taxable?

Yes, the COBRA Benefit cash payment is taxable. It, along with the other severance benefit under the Plan, will be paid together as a lump-sum cash payment less any applicable deductions and reductions, including required tax withholding.

15.	How does the lump-sum cash COBRA Benefit payment under the Change in Control Severance Benefits Plan impact retiree medical benefits?

It does not impact Marathon Oil’s retiree medical benefits.

16.	Where can I find the current monthly “COBRA Rate” information (as this term is defined in the Change in Control Severance Benefits Plan) for medical/prescription drug, dental and vision coverage?

The 2024 monthly COBRA Rate information can be found on www.mrobenefits.com under “Life Events Checklist.” Select the “COBRA” link, and from there, select the COBRA rates link. Please note, while the 2024 monthly COBRA Rates can help provide an estimate of the COBRA Benefit payment amount, the actual COBRA Benefit payment under the Change in Control Severance Benefits Plan is based on the monthly COBRA Rates as in effect at the time of an eligible employee’s separation from service date, which may differ from the 2024 monthly COBRA Rates.

*	Note: Certain terms capitalized and not defined in this Section of the FAQs have the meanings set out in the Plan.

17.

If I have a qualifying life event that allows me to make a change in my medical and prescription drug, dental and/or vision benefit elections prior to closing, will the COBRA Benefit payment be based on those new elections after the qualifying life event?

The COBRA Benefit payment under the Plan is based on the monthly COBRA Rates in effect at an eligible employee’s separation from service date for the level of medical, prescription drug, dental and/or vision (collectively, health) coverage in which the employee participated immediately prior to his or her separation from service date. If the new health benefit elections made in connection with the qualifying life event are what are in place immediately prior to the employee’s separation from service date, then, yes, those will be the basis for the COBRA Benefit payment calculation.

18.	After the closing of the transaction, can I voluntarily resign from my position with the newly combined organization and still receive severance under the Change in Control Severance Benefits Plan?

To be eligible for severance under the Change in Control Severance Benefits Plan (and assuming you otherwise meet the eligibility requirements of the Plan), either: (a) your employment must be involuntarily terminated not for cause within two years after the closing of the transaction or (b) you must terminate your employment with “Good Reason” within two years after closing of the transaction.

If changes in your position or compensation with the combined organization trigger at least one prong of the “Good Reason” definition in the Change in Control Severance Benefits Plan, you must provide written notice to ConocoPhillips that a Good Reason triggering event has occurred within ninety (90) days after the event, and ConocoPhillips has the ability to cure or remedy the triggering event. Your written notice to ConocoPhillips must also state your intended date of separation from service, which intended date of separation from service must comply with the timing requirements described in the “Good Reason” definition of the Plan; and you must continue to fulfil the duties of your employment through such date. If ConocoPhillips does not timely cure or remedy the condition giving rise to Good Reason, your subsequent termination of employment may qualify as a termination due to Good Reason, and you could be eligible for a severance payment under the Plan. If ConocoPhillips does timely cure or remedy the condition giving rise to “Good Reason,” and you still choose to terminate your employment, you will not be eligible for severance benefits under the Plan.

If your position or compensation is not changed or if any changes in your position or compensation after the closing of the transaction do not trigger at least one prong of the “Good Reason” definition in the Plan, but you still decide to voluntarily terminate employment with the combined organization, then you will not be eligible for severance under the Change in Control Severance Benefits Plan. This is also the case if you do not comply with all of the notice and notice timing requirements in the Plan. Please see the Change in Control Severance Benefits Plan, including the definition of “Good Reason” under the Plan, for more details.

19.	Can I retire and receive severance benefits if I stay until closing of the transaction? If I resign before the date of closing, am I still eligible for severance benefits under the Plan?

Voluntary terminations from employment, including voluntary resignations and voluntary retirements, are not severance eligible terminations under the Change in Control Severance Benefits Plan. As discussed in Q&A 18, if you otherwise meet the eligibility requirements under the Plan, to be eligible for severance, either: (a) your employment must be involuntarily terminated not for cause within two years after closing of the transaction or (b) you must terminate your employment with “Good Reason” within two years after closing of the transaction.

20.	If I am required to relocate to another state as part of my position with the newly combined organization, can that change qualify as “Good Reason” under the Change in Control Severance Benefits Plan?

Requiring an employee to be based at a work location in excess of 50 miles from the location where an employee was based immediately prior to the closing of the transaction is a “Good Reason” triggering event under the Plan’s “Good Reason” definition. Please see Q&A 18 and the Change in Control Severance Benefits Plan, including the definition of “Good Reason” under the Plan, for more details.

21.	What changes in job duties qualify as “Good Reason” under the Change in Control Severance Benefits Plan?

There must be a substantial reduction in the nature of an employee’s duties compared to the duties that the employee had immediately prior to the closing of the transaction. Please see the definition of “Good Reason” under the Change in Control Severance Benefits Plan.

22.	Will the bonus for the 2024 fiscal year (2024 Bonus) count toward the Change in Control Severance Benefits Plan severance calculation?

The bonus amount used in the Annual Base Compensation calculation under the Plan is the highest of the annual bonuses paid to an employee for each of the three fiscal years immediately preceding the employee’s separation or, if higher, for each of the three fiscal years immediately preceding closing of the transaction.

Therefore, whether or not the 2024 Bonus will count toward the Plan’s severance calculation depends on when a qualifying termination from employment occurs.

If the transaction closes in 2024 and an employee has a qualifying termination in 2024 post-close, the 2024 bonus will not count as one of the three bonus payments considered. This is because the three bonuses considered are in respect of the three fiscal years prior to the qualifying termination. However, after closing of the transaction, if the employee has a qualifying termination from employment in 2025, the 2024 bonus would count as one of the three bonus payments considered, and if it is the highest of the three, then the 2024 bonus would be used in calculating Annual Base Compensation.

23.	Where can I find my last three bonus payment amounts so that I can estimate my Annual Base Compensation?

In Employee Central, bonus payments may be found under the ‘One Time Payments’ section, using the drop down for each year. They may also be found on your Pay for Performance statements under “My Documents.”

24.

Is location premium/uplift included in base salary for purposes of determining Annual Base Compensation under the Change in Control Severance Benefits Plan or for purposes of the Good Reason definition under the Plan?

No. Location premiums/uplifts are not considered base salary or bonus for purposes of determining Annual Base Compensation for the severance benefit calculation under the Change in Control Severance Benefits Plan, nor are they considered base salary for purposes of the “Good Reason” definition under the Plan.

25.

For employees who only have earned one historical bonus payment at the time of closing of the transaction, as well as at the time of termination from employment, is that bonus payment what is used in the determination of Annual Base Compensation under the Change in Control Severance Benefits Plan, even if it is a pro-rated bonus payment?

Yes, that is correct. If an employee is eligible for severance benefits under the Change in Control Severance Benefits Plan and has only earned one annual cash bonus payment for the three prior fiscal years immediately preceding the employee’s qualifying termination from employment, that amount is what will be used in the bonus component used to determine Annual Base Compensation for the severance calculation.

26.

For employees hired in 2024 who have not earned any historical bonus payments at the time of closing of the transaction, nor at the time of termination from employment, would there be any bonus component in the determination of Annual Base Compensation under the Change in Control Severance Benefits Plan?

If an employee is eligible for severance benefits under the Change in Control Severance Benefits Plan and has not earned an annual cash bonus payment for any of the three prior fiscal years immediately preceding the employee’s qualifying termination from employment, the amount used in the bonus component used to determine Annual Base Compensation for the severance calculation is zero.

27.	Does the bonus determination for purposes of determining Annual Base Compensation under the Change in Control Severance Benefits Plan include signing bonuses?

No, per the Plan terms, only bonus from the annual cash bonus program is used in the determination of Annual Base Compensation.

28.	If I am a new hire who has been employed for less than a year or if I’m a former Ensign employee, am I eligible under the Change in Control Severance Benefits Plan?

As long as you are employed immediately prior to the closing of the transaction, you are not excluded from eligibility under the Plan just because you are a new hire or a former Ensign employee. Please see the Change in Control Severance Benefits Plan for more details on eligibility requirements.

29.	If I am on an employer-approved leave of absence, am I eligible under the Change in Control Severance Benefits Plan?

You are not excluded from eligibility under the Plan just because you are on an employer-approved leave of absence as long as it is a paid leave of absence, or as long as you are using paid sick time or vacation time to remain in pay status during the leave of absence.

If you are on an unpaid leave of absence, and you are not using paid sick time or vacation time to remain in pay status during the leave, then you no longer have an active designation in the payroll system and instead have an inactive designation. To be eligible under the Plan, per the terms of the Plan, employees must have an active designation in the payroll system at the time of closing of the transaction and at the time of a qualifying separation from service.

For example, if you are on long-term disability, you don’t receive pay from Marathon Oil and thus have an inactive designation in the payroll system. Therefore, you are not eligible under the Plan.

As another example, if you are on paid maternity leave, then you have an active employee designation in the payroll system and are not excluded from eligibility just because you are on paid maternity leave.

As a final set of examples, if you are on Family and Medical Leave Act (FMLA) leave while also receiving sick pay benefits for your own serious health condition, or if you are on FMLA leave to care for your child who has a serious health condition while also receiving vacation pay benefits, you are not excluded from eligibility just because you are on FMLA leave, as long as you are receiving paid sick or vacation benefits or if it is otherwise a paid leave.

Workforce Impacts

30.	Are salaries frozen, or will there be the opportunity for promotions or pay increases prior to the closing of the transaction?

Salary increases and promotions for individual employees will be limited. Leaders should work closely with the HR Department to discuss pay increases and promotions as those situations arise.

31.	What will the performance process for 2024 bonuses look like this year?

We will conduct a light performance management program in October/early November 2024. The exact details of this process are still being determined but will involve collecting management feedback to ensure that all employees are performing and meeting expectations. If an employee is not performing, an individual performance factor of less than 1.0 (less than target) will be applied to the bonus calculation with the company factor of 200% applied. The individual performance factor could be 0. For employees who are performing and meeting expectations, the individual performance factor will be set at 1.0 (at target) with the company factor of 200% applied.

32.	What will the staffing process look like for a post-closing position with ConocoPhillips, and will salaries be affected?

ConocoPhillips has stated they will be assessing how the post-close organization will be structured to optimize productivity and engagement as integration plans are developed.

While it’s too early to predict staffing needs, they do expect to do a thorough and strategic review of our staff to determine opportunities for both transition services staffing and long-term employment.

As described in Q&A 4 above, for one year following the closing of the transaction, ConocoPhillips has agreed that – for those Marathon Oil employees who continue employment post-close with the newly combined organization – base compensation (salary or wages, as applicable) will be at least the same as in effect immediately prior to the closing of the transaction.

33.	If I have given notice of intent to retire, can I rescind my retirement?

If you wish to rescind your retirement, you should meet with your supervisor as soon as possible to discuss your specific circumstances. An individual evaluation will take place with HR to determine whether you can rescind your retirement and will be based on a number of factors, such as whether your role is still required and the status of your backfill.

34.	Will there be layoffs at Marathon Oil prior to the closing date?

We do not intend to have programmatic layoffs prior to the closing date of the transaction.

35.	How will interns/college learners be impacted by the transaction?

Interns and college learners are not eligible for the Change in Control Severance Benefits Plan. For the period until close, we will endeavor to provide meaningful on-the-job experiences where possible. In the event that your role is no longer required due to the absence of meaningful work, you will be advised by your supervisor. Any further opportunity post-close will be determined by ConocoPhillips.

Other Compensation and Benefit Questions

36.	If I choose to resign before closing, am I eligible for annual cash bonus?

Bonus eligible employees choosing to resign before the closing date and before the 2024 bonus has been paid will not receive a 2024 bonus payment, unless they are retirement-eligible under the Marathon Oil Annual Cash Bonus Program (ACB Program). If employees on US payroll who are eligible under the ACB Program retire after June 30, 2024, but before the 2024 bonus is paid, in accordance with the ACB Program terms, they will receive a target payment (100% company factor) based on their bonus target and eligible earnings at time of retirement.

37.	Will saved-up vacation be bought or lost? Will unused, accrued vacation be paid out if the transaction closes in 2024?

If an employee on US payroll who participates in the Marathon Oil Company Vacation Program (Vacation Program) has a termination from employment, regardless of whether voluntary or involuntary, after closing of the transaction, at a minimum, the employee’s accrued, unused vacation under the Vacation Program up through date of close is legally protected and will be paid out following termination from employment to the extent it has not been used between the closing date and termination from employment. Consistent with Marathon Oil’s current Vacation Program, US payroll employees who are eligible under the Vacation Program will be able to carry over a maximum of 10 days of accrued, unused vacation from 2024 to 2025, even if the transaction closes in 2024. There is no plan to pay out unused vacation upon the closing date of the transaction without a termination from employment. Employees should continue to schedule vacation, subject to supervisor approval, and continue to record used vacation.

Forward-Looking Statements

This communication includes “forward-looking statements” as defined under the federal securities laws. All statements other than statements of historical fact included or incorporated by reference in this communication, including, among other things, statements regarding the proposed business combination transaction between ConocoPhillips (“ConocoPhillips”) and Marathon Oil Corporation (“Marathon”), future events, plans and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of ConocoPhillips’ or Marathon’s operations or operating results are forward-looking statements. Words and phrases such as “ambition,” “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and other similar words can be used to identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. Where, in any forward-looking statement, ConocoPhillips or Marathon expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. However, these statements are not guarantees of future performance and involve certain risks, uncertainties and other factors beyond ConocoPhillips’ or Marathon’s control. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in the forward-looking statements.

The following important factors and uncertainties, among others, could cause actual results or events to differ materially from those described in forward-looking statements: ConocoPhillips’ ability to successfully integrate Marathon’s businesses and technologies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the expected benefits and synergies of the proposed transaction may not be fully achieved in a timely manner, or at all; the risk that ConocoPhillips or Marathon will be unable to retain and hire key personnel and maintain relationships with their suppliers and customers; the risk associated with Marathon’s ability to obtain the approval of its stockholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; unanticipated difficulties, liabilities or expenditures relating to the transaction; the effect of the announcement, pendency or completion of the proposed transaction on the parties’ business relationships and business operations generally; the effect of the announcement or pendency of the proposed transaction on the parties’ common stock prices and uncertainty as to the long-term value of ConocoPhillips’ or Marathon’s common stock; risks that the proposed transaction disrupts current plans and operations of ConocoPhillips or Marathon and their respective management teams and potential difficulties in hiring or retaining employees as a result of the proposed transaction; and other economic business competitive and/or regulatory factors affecting ConocoPhillips’ or Marathon’s businesses generally as set forth in their filings with the Securities and Exchange Commission (the “SEC”). The registration statement on Form S-4 and proxy statement/prospectus that will be filed with the SEC will describe additional risks in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to ConocoPhillips’ and Marathon’s respective periodic reports and other filings with the SEC, including the risk factors contained in ConocoPhillips’ and Marathon’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Forward-looking statements represent current expectations and are inherently uncertain and are made only as of the date hereof (or, if applicable, the dates indicated in such statement). Except as required by law, neither ConocoPhillips nor Marathon undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, ConocoPhillips intends to file with the SEC a registration statement on Form S-4, which will include a proxy statement of Marathon that also constitutes a prospectus of ConocoPhillips common shares to be offered in the proposed transaction. Each of ConocoPhillips and Marathon may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the proxy statement/prospectus or registration statement or any other document that ConocoPhillips or Marathon may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Marathon. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about ConocoPhillips, Marathon and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by ConocoPhillips will be available free of charge on ConocoPhillips’ website at www.conocophillips.com or by contacting ConocoPhillips’ Investor Relations Department by email at investor.relations@conocophillips.com or by phone at 281-293-5000. Copies of the documents filed with the SEC by Marathon will be available free of charge on Marathon’s website at https://ir.marathonoil.com/ or by contacting Marathon at 713-629-6600.

Participants in the Solicitation

ConocoPhillips, Marathon and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ConocoPhillips is set forth in (i) ConocoPhillips’ proxy statement for its 2024 annual meeting of stockholders under the headings “Executive Compensation”, “Item 1: Election of Directors and Director Biographies” (including “Related Party Transactions” and “Director Compensation”), “Compensation Discussion and Analysis”, “Executive Compensation Tables” and “Stock Ownership”, which was filed with the SEC on April 1, 2024 and is available at
https://www.sec.gov/ix?doc=/Archives/edgar/data/1163165/000130817924000384/cop4258041-def14a.htm, (ii) ConocoPhillips’ Annual Report on Form 10-K for the fiscal year ended December 31, 2023, including under the headings “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 13. Certain Relationships and Related Transactions, and Director Independence”, which was filed with the SEC on February 15, 2024 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1163165/000116316524000010/cop-20231231.htm and (iii) to the extent holdings of ConocoPhillips securities by its directors or executive officers have changed since the amounts set forth in ConocoPhillips’ proxy statement for its 2024 annual meeting of stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC (which are available at EDGAR Search Results
https://www.sec.gov/edgar/search/#/category=form- cat2&ciks=0001163165&entityName=CONOCOPHILLIPS%2520(COP)%2520(CIK%25200001163165)). Information about the directors and executive officers of Marathon is set forth in (i) Marathon’s proxy statement for its 2024 annual meeting of stockholders under the headings “Proposal 1: Election of Directors”, “Director Compensation”, “Security Ownership of Certain Beneficial Owners and Management”, “Compensation Discussion and Analysis”, “Executive Compensation” and “Transactions with Related Persons”, which was filed with the SEC on April 10, 2024 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101778/000010177824000082/mro-20240405.htm, (ii) Marathon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, including under the headings “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 13. Certain Relationships and Related Transactions, and Director Independence”, which was filed with the SEC on February 22, 2024 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101778/000010177824000023/mro- 20231231.htm and (iii) to the extent holdings of Marathon securities by its directors or executive officers have changed since the amounts set forth in Marathon’s proxy statement for its 2024 annual meeting of stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC (which are available at EDGAR Search Results
https://www.sec.gov/edgar/search/#/category=form-cat2&ciks=0000101778&entityName=MARATHON%2520OIL%2520CORP%2520(MRO)%2520(CIK%25200000101778)).

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Copies of the documents filed with the SEC by ConocoPhillips and Marathon will be available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by ConocoPhillips will be available free of charge on ConocoPhillips’ website at www.conocophillips.com/ and those filed by Marathon will be available free of charge on Marathon’s website at https://ir.marathonoil.com/.